SCHEDULE 14A INFORMATION

(Rule 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [  ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]

Preliminary Proxy Statement

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ]

Definitive Proxy Statement

[   ]

Definitive Additional Materials

[   ]

Soliciting Material Pursuant to Rule 14a-12

ARBINET-THEXCHANGE, INC.

(Name of Registrant as Specified In Its Charter)

ROBERT A. MARMON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]

No fee required.

[   ]

Fee computed on the table below per Exchange Act Rule 14a-6(i)(1) and 0-11.

(1)

Title of each class of securities to which transaction applies:

(2)

Aggregate number of securities to which transaction applies:

(3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11  (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)

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(5)

Total fee paid:

[   ]

Fee paid previously with preliminary materials.

[   ]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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SCHEDULE 14A INFORMATION

PRELIMINARY COPY FIRST REVISION, SUBJECT TO COMPLETION

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INTRODUCTION

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WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS

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WHY YOU SHOULD VOTE FOR THE MARMON NOMINEES

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RECOMMENDATIONS IF THE MARMON NOMINEES ARE ELECTED

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NOMINEES FOR DIRECTOR

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MR. MARMON’S WARNING TO THE COMPANY

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VOTING

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INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

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COST AND METHOD OF SOLICITATION

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ADDITIONAL INFORMATION

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IMPORTANT

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(SAMPLE [COLOR??] PROXY CARD)

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(REVERSE SIDE OF SAMPLE [COLOR??] PROXY CARD)

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PRELIMINARY COPY FIRST REVISION, SUBJECT TO COMPLETION

DATED APRIL 2, 2007

PROXY STATEMENT OF

ROBERT A. MARMON

IN CONNECTION WITH THE

2007 ANNUAL MEETING OF STOCKHOLDERS

OF

ARBINET-THEXCHANGE, INC.

INTRODUCTION

This Proxy Statement (the “Proxy Statement”) and the accompanying form of Proxy are being furnished by Robert A. Marmon (“Mr. Marmon”) to the stockholders  (the “Stockholders”) of Arbinet-thexchange, Inc. (the “Company”) in connection with his solicitation of proxies to be voted at the Company’s 2007 Annual Meeting of Stockholders (the “Annual Meeting”).  The Company has announced that the Annual Meeting will be held at [location] at [time], local time on [date].  This Proxy Statement and form of Proxy are being mailed to Stockholders on or about [_________], 2007.

Mr. Marmon is soliciting proxies from fellow Stockholders  to elect Mr. Marmon, Mr. William L. Schrader (“Mr. Schrader”) and James F. Lavin (“Mr. Lavin”, and along with Mr. Schrader and Mr. Marmon, each, a “Marmon Nominee”) to the Board of Directors of the Company (the “Board”) at the Annual Meeting.  Mr. Marmon is asking Stockholders to elect Mr. Marmon, Mr. Schrader and Mr. Lavin to replace the current Class III directors.

Enough is enough.  It is clear that this management has had more than enough time to show results.  Even a partial return of lost shareholder value might have been expected after all of Curt Hockemeier’s claims of “traction” and profusion of statistics he speaks of on each investor phone calls.  The Marmon Nominees believe the Company’s founder has had the proper vision and understands the rationale underlying his patents better than those who did not draft them..  The Marmon Nominees will work closely with Company’s founder to fully implement the vision on which this Company was based; a vision that has been, in our opinion, myopically and ineptly executed by current management.  While Mr. Marmon believes there has been an inexcusable waste of time, Mr. Marmon believes it is not yet too late to achieve what he believes is the Company’s potential.  Mr. Marmon strongly believes that the election of the Marmon nominees will send the clearest message possible for those who have been in charge to date and is asking for your vote.

WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS

•

In Mr. Marmon’s opinion, Curt Hockemeier is the individual most directly responsible for the Company’s failure to achieve the promise of its IPO.  He is up for election this year along with his hand picked candidates.  Mr. Marmon believes there is no stronger message that can be sent to the Company’s Board and management this year than the  defeat of Curt Hockemeier and his slate.

•

Current management has not delivered on its goal to expand the business by leveraging its robust interrelated patents granted the Company by its founder.  Curt Hockemeier’s stubbornly adhered to policies have not only witnessed the loss of over $500,000,000 in shareholder value, his myopic view of the Company’s complex patents has made way for competitors such as I Basis and Mutual Tandem to gain a foothold in products, markets and areas for which the Company’s intellectual property was specifically targeted.

•

In virtually every investor telephone conference since our stock price dropped below $10 from its high of over $27, Curt Hockemeier has cited numerous and  voluminous statistics to us.  He has told us his policies were achieving “traction”.  However, he has not once taken full responsibility for the abysmal performance of our stock.  He has never admitted that the “traction” he has mentioned in each of his phone conferences has had no significant impact on restoring shareholder value.  In fact he has never spoken about improving shareholder value because he has not done so.

•

However, Curt Hockemeier has made certain that his personal shareholder  profit has been substantial.  In this regard he never addressed buying over 240,000 shares of the Company stock for himself at 16 cents per share last year at the same time as many of us had suffered substantial losses.  His purchase of those shares gave him an instant paper profit of over $2,000,000 in one day.  This type of incentive is usually a reward for excellent performance, not presiding over a dramatic decline in shareholder value.  He should be asked to disgorge this unearned windfall.  Yet there is more.  See below.

•

Despite the Company’s loss of over $500,000,000 in shareholder value since its IPO and the abysmal performance of its stock, current management has just been granted “golden parachutes” as detailed in the Company’s 8-K of March 16, 2007 incorporated herein by reference.   These modifications have just added several million dollars in costs for severance and other benefits for current management.  These gifts will make it more expensive to make changes in management and/or have raised the price of the Company for a possible acquirer. Once again, it is difficult to see, in either case, how the best interests of the Company’s long suffering shareholders have been served.

WHY YOU SHOULD VOTE FOR THE MARMON NOMINEES

•

The strongest message our fellow shareholders can send to the Company’s Board and management is to reject Curt Hockemeier, the architect of the Company’s failed strategy, and his hand picked “more of the same” slate.  Enough is enough. The Marmon Nominees will work closely with the Company’s founder to make up for the lost time in implementing the full depth and breadth of the founder’s vision.  Your clear message in this election will directly assist the Nominees in convincing the remaining directors that a change in strategy is long overdue.  Mr. Marmon believes this will be the shortest path to the restoration of shareholder value and the realization of the Company’s promise.

•

The Marmon Nominees have first hand knowledge that the Company’s founder is largely responsible for creating its technology and that the Company is operating on over 20 patents contributed by him to the Company.  Although belittled last year by Curt Hockemeier and his team, the Company’s founder is a recognized industry visionary who has invested millions of dollars of his own and borrowed funds in the Company and still believes in its prospects.   The Company’s founder has continued to author patents and has indicated a willingness once again to contribute relevant intellectual property to the Company when he believes it can be effectively implemented.  The Marmon Nominees will work to create such an environment.

•

Mr. Marmon was there with our founder when the Company’s original business plan and technology were under development.  He is a former officer of the Company, a current shareholder, and is deeply disappointed with the Company’s performance based on his intimate knowledge of the depth and breadth of the founder’s vision and the patents design specifically to achieve it.  Mr. Marmon is a “turnaround” specialist with extensive public company, SEC and IRS experience.  Beginning in 1996, Mr. Marmon began applying lessons learned in turnaround work to start-up companies, starting with the Company, working closely with its founder.  He has served as Chief Financial Officer of a number of public companies including Dart Group Corporation, Crown Books Corp., Trak Auto Corporation, and Baldwin-United Corporation.  Appointed CFO by a takeover firm, he uncovered the fraud at Crazy Eddie Inc., a home electronics chain located in the northeast US; worked closely with federal investigative agencies and forensic auditors; was the government’s first witness at trial which resulted in the conviction and imprisonment of the key perpetrators.

•

Mr. Schrader has been employed full time for the last five years as Chairman and CEO of three small Internet software technology firms and has occasionally been self-employed as a management consultant.  Since February 2005, Mr. Schrader serves as Chairman and CEO of Synchris Inc, an Internet enterprise software firm supporting Federal government contractors.  During 2003 to 2005, he served as Chairman and CEO of NetSilica Inc. an Internet enterprise security software firm.

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During 2001 to 2002 he served as Chairman and CEO of Onmark Corporation, an Internet enterprise software firm selling equipment leasing software and services.  Mr. Schrader also founded and served as Chairman and CEO of PSINet, Inc., a global fiber-based Internet service provider connecting 30 countries on 5 continents, for 12 years ending in 2001.

•

Mr. Lavin is a consultant and entrepreneur and was involved in the founding of and early fundraising for the Company, where he assisted in its stabilization during its initial rapid growth phase. He assisted our founder in framing his intellectual property claims.  Mr. Lavin arranged for Mr. Marmon to join him at the Company in 1996 and stayed with the Company through mid 1997 when he left to found Switch and Data Facilities Company.

Mr. Lavin’s concept for  Switch and Data Facilities Company (“SDXC”) was to establish in the physical world (bricks and mortar) some of the network interconnection concepts developed by our founder in the software environment of his exchange.

SDXC has grown to a company operating in the carrier neutral collocation field with major facilities in thirty four markets; currently employs over 200 people; and currently has annual revenue in excess of $100 million.  SDXC went public in February of this year with an enterprise value of over $700 million.  Mr. Lavin served as its Chief Executive Officer from May through November 1999 and then as Vice Chairman until 2003.

Mr. Lavin is the founder and, since March 2005, has been the chief executive officer of Fireaway LLC, which manufactures and sells worldwide advanced technology fire suppression systems.  At Fireaway LLC, he is responsible for capital formation, recruiting a management team of noted industry professionals and setting the strategic vision for the company.

THIS SOLICITATION IS BEING MADE BY

MR. MARMON AND

NOT ON BEHALF OF THE BOARD

Mr. Marmon is a former President of the Company.  He is a turnaround specialist and management consultant, working out of 339 North Latch’s Lane, Merion Station, Pennsylvania.  He is an experienced public company chief financial officer.

PLEASE DISREGARD ANY PROXY CARD YOU RECEIVE FROM

THE COMPANY.  SIMPLY DISPOSE OF IT.

MR. MARMON ENCOURAGES YOU TO RETURN ONLY THE ENCLOSED

[COLOR??] PROXY CARD.

RECOMMENDATIONS IF THE MARMON NOMINEES ARE ELECTED

If elected, the Marmon Nominees plan to make the following recommendations to the Board, which Mr. Marmon believes are in the best interests of the Company and its Stockholders:

•

Work closely with the founder to help restore the shareholder value lost by current management’s myopic view and inept execution of the founder’s vision evidenced by the one-time $27.00 stock that now trades below $7.00.

•

Thoroughly investigate, why current management has never taken public responsibility for the loss of over $500,000,000.00 in shareholder value.  With the stock trading below $7.00 per share, in all recent investor telephone conferences since June of 2005, while ignoring his failures, Curt Hockemeier continues to talk about the “traction” he is getting in the market place that has done virtually nothing to restore shareholder value.

•

Thoroughly investigate how and why, despite the robust package of patents developed by the Company’s founder, the management that replaced him allowed companies like Mutual Tandem and iBasis, Inc., among others, to enter and dominate markets that were specifically targeted in the founders patents.

•

Disclose to the Company’s shareholders the explanation of the “golden parachutes” provided to a management team that has failed to restore or significantly improve shareholder value.

•

Thoroughly investigate, fully disclose, identify and seek restitution from those responsible for the Company’s incurring over $2.0 million in legal and professional fees arising from the  investigation and settlements associated with the Company’s, issuing, accounting for and dating of stock options for certain members of the Board and management.

•

Thoroughly investigate allegations of mismanagement raised in “Marmon v. Arbinet-thexchange, Inc., 2004 WL 936512 (Del. Ch. April 28, 2004)” together with continuing allegations of lack of full disclosure required under SEC Rule 10b-5 of the Securities and Exchange Act of 1934 and 18 U.S.C. §1001.

EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO THE ALTMAN GROUP, MR. MARMON’S PROXY AGENT, AT THE ADDRESS ON THE BACK COVER.

NOMINEES FOR DIRECTOR

GENERAL

The by-laws of the Company provide that the exact number of directors shall be fixed by resolution of the Board.  According to public information, the Board currently consists of eight members and is divided into three classes having three-year terms that expire in successive years.  The term of office of the three directors in Class III expires at the Annual Meeting.  Mr. Marmon has nominated Robert A. Marmon, William L. Schrader and James F. Lavin to serve as Class III directors for a term of three years and until their successors are duly elected and qualified.  Mr. Marmon, Mr. Schrader and James F. Lavin have consented to serve as directors if elected.

THE MARMON NOMINEES

The information below concerning age and principal occupation has been furnished by Robert A. Marmon, William L. Schrader and James F. Lavin.

NAME	AGE	PRINCIPAL OCCUPATION
Robert A. Marmon	63

Mr. Marmon joined the Company in 1996 and

during most of 1997, Mr. Marmon served as President and Chief Operating Officer.  He remained a director of the Company until early 1998 when he left to join James F. Lavin in the start-up of Switch and Data Facilities Co. (SDXC).  Mr. Marmon is a turnaround specialist and management consultant. Mr. Marmon has been self employed since 1988 as a management consultant with specific expertise in corporate turnaround through his own company, RPF, Inc. (www.rpfinc.com)   Before forming RPF, Inc. he worked for the Victor H. Palmieri Company for fourteen years, involved in high visibility turnaround projects.  During his turnaround work, when serving as a public company officer, he has worked closely with both the Corporate Finance and Enforcement Divisions of the SEC and with the FBI.  He was Michael Chertoff’s first witness in the prosecutions of the perpetrators of the massive fraud at Crazy Eddie, Inc., a consumer electronics company located in four northeastern states.  He is a McKinsey & Company, Inc. alumnus. He currently serves as Chairman of NetSilica Inc., a small Internet security company, where he has served in various capacities and as a director at various times since July 2001. He has served as chief financial officer and chief operating officer of both private and public companies.

William L. Schrader	55

William L. Schrader has been employed full time for the last five years as Chairman and CEO of three small Internet software technology firms and has occasionally been self-employed as a management consultant.  Since February 2005, Mr. Schrader serves as Chairman and CEO of Synchris Inc, an Internet enterprise software firm supporting Federal government contractors.  During 2003 to 2005, he served as Chairman and CEO of NetSilica Inc. an Internet enterprise security software firm.  During 2001 to 2002 he served as Chairman and CEO of Onmark Corporation, an Internet enterprise software firm selling equipment leasing software and services.  Mr. Schrader also founded and served as Chairman and CEO of PSINet, Inc., a global fiber-based Internet service provider connecting 30 countries on 5 continents, for 12 years ending in 2001.

James F. Lavin	51

Entrepreneur and Consultant.  Mr. Lavin was employed by the Company as a consultant during the start-up. He assisted our founder in fund raising, framing our founder’s intellectual property claims and organizing the company during its initial growth spurt  He founded Switch and Data Facilities Co.  (SDXC) (www.switchanddata.com), immediately after working with our founder to realize, in the physical world, some of the network interconnection concepts developed by our founder.  Switch and Data Facilities Co. now operates the largest number of carrier neutral collocation sites in the world.  Mr. Lavin served as a board member there from inception through 2003.   Recently, he founded and funded Fireaway, LLC (www.fireaway.biz) a company based on a new fire extinguishing technology.  Previously, he was an officer at Bankers Trust and a pension advisory firm.

Messrs. Marmon, Schrader and Lavin is each the beneficial owner of 80,408 shares, 100 shares, and 200 shares of the Company’s common stock, respectively .

The following is a summary of all transactions in Company securities by each of Messrs. Marmon, Schrader and Lavin over the last two years:

Robert A. Marmon

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
3/20/2007	2,,000 (P)
3/15/2007	1,200 (P)
3/9/2007	800 (P)
2/16/2007	1,000 (P)
2/12/2007	1,000 (P)
11/28/2006	5,000 (S)
6/20/2006	6,700 (S)
6/19/2006	6,700 (P)
6/07/2006	20,000 (P)
5/22/2006	2,000 (P)
5/17/2006	25,000 (S)
2/24/2006	1,000 (P)
1/26/2006	15,000 (P)
3/22/2005	500 (P)
6/29/2005	7,500 (S)

In addition, on November 17, 2004, Mr. Marmon received 58,465 shares of the Company’s common stock in connection with the settlement of litigation with the Company.

William L. Schrader

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
2/13/2007	100 (P)

James F. Lavin

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
2/20/2007 6/26/2006 3/10/2006	200 (P) 1,500 (S) 1,500 (P)

MR. MARMON ASK STOCKHOLDERS TO PLEASE VOTE FOR

THE MARMON NOMINEES

 LISTED ABOVE ON THE [COLOR??] PROXY BALLOT.

PLEASE DO NOT TO RETURN THE COMPANY’S PROXY CARD TO ANYONE.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ENCLOSED [COLOR??] PROXY CARD SHOULD BE DIRECTED TO:

THE ALTMAN GROUP

1200 WALL STREET WEST, 3RD FL.

LYNDHURST, NJ 07071

CALL TOLL FREE

1-800-232-1217

MR. MARMON’S WARNING TO THE COMPANY

AGAINST

MANIPULATING THE ELECTION PROCESS

On March 15, 2007 Mr. Marmon sent the letter below to the Company:

Robert A. Marmon 339 North Latch's Lane Merion Station, PA 19066-1728

March 15, 2007

Arbinet-thexchange, Inc.

120 Albany Street, Tower II, Suite 450

New Brunswick, New Jersey  08901

Attention:  Corporate Secretary

Re: Intent to File for Injunctive Relief

Dear Sir:

Last year immediately after receiving notice of a proposed alternative slate of directors, one of the directors that was up for election resigned and Arbinet reduced its Board size, eliminating one Class II Director.  In so doing the board insured that only two seats would be available to the dissident slate.  After the election Arbinet, expanded the Board and appointed a candidate of its choice.  One not voted upon nor approved by its shareholders.

On March 8th of this year after receiving a similar notice for this year’s annual meeting, on the 9th of March, Tony Craig, a director up for election this year, resigned as of the 9th.

Be advised that if Arbinet attempts the same manipulation this year, the undersigned intends to move immediately for injunctive relief under the “Liquid Audio” case law and its progeny.

Sincerely,

                                                                       /s/

Robert A. Marmon

Explanation: The Company has a “staggered” Board.  It is comprised of three groups of directors, Class I, Class II and Class III.  Each year, one of the classes is up for election.  The arrangement is a fairly commonly used anti-takeover strategy.

Last year, immediately after the dissident slate was announced, one of the Class II directors up for election resigned.  The Board then immediately reduced its size and eliminated one of the three seats that were up for election, so that only two candidates had an opportunity to join the Board.  After the election, the Board was once again enlarged and the Board simply appointed a Class II director of its own choice.  Not one that had gone through the election process.

This year, the Company received Mr. Marmon’s notification letter of the dissident slate on March 8, 2007.  Tony Craig, one of the three directors up for election this year, and the only director being paid $40,000 per year, resigned on March 9th as of March 9th.  Mr. Craig was a specific person of interest in “Marmon v. Arbinet-thexchange, Inc., 2004 WL 936512 (Del. Ch. April 28, 2004)”

While there exists no statutes under the Delaware General Corporation Law that prohibits the possible manipulation, the “Liquid Audio” case suggests that the Delaware judiciary may take a dim view of that strategy when used by an incumbent Board to prevent change.

VOTING

Based on public information, the Board has fixed the close of business on [_________], 2007 as the record date for the determination of the Stockholders entitled to notice of and to vote at the Annual Meeting.  Based on the latest available public information, there were [____________] shares of common stock outstanding on [____________], 2007.  The holders of a majority of such shares, represented in person or by proxy, shall constitute a quorum at the Annual Meeting.  A quorum is necessary before business may be transacted at the Annual Meeting except that, even if a quorum is not present, the Stockholders present in person or by proxy shall have the power to adjourn the meeting from time to time until a quorum is present.  Each Stockholder entitled to vote shall have the right to one vote for each share of common stock outstanding in such Stockholder’s name.

Directors are to be elected by a plurality of the votes cast at the Annual Meeting. With respect to any other matter that may properly be brought before the Annual Meeting, the affirmative vote of a majority of the votes cast by Stockholders entitled to vote thereon is required to take action, unless a greater percentage is required either by law or by the Company’s certificate of incorporation or by-laws.  In determining the number of votes cast with respect to any voting matter, only those cast “for” or “withhold authority” are included.  Abstentions will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast.  Accordingly, abstentions will have no effect on the vote.  Similarly, where brokers submit proxies but are prohibited and thus refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as “broker non-votes”), those shares will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast as to such matters and thus will have no effect on the vote.

Execution and return of the enclosed [COLOR??] Proxy Card will not affect a Stockholder’s right to attend the Annual Meeting and vote in person.  Any Stockholder that executes and returns a Proxy Card has the right to revoke it by giving notice of revocation to the Secretary of the Company at any time before the Proxy is voted.

Unless contrary instructions are indicated on the enclosed [COLOR??] Proxy Card, all shares of common stock represented by valid Proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted (a) FOR the election of Robert A. Marmon William L. Schrader and James F. Lavin, and (b) at the discretion of the Proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.

YOUR VOTE FOR MR. MARMON’S NOMINEES AT THIS YEAR’S ANNUAL MEETING IS THE MOST IMPORTANT MESSAGE YOU CAN SEND TO THE COMPANY’S CURRENT BOARD AND MANAGEMENT INDICATING YOUR DISPLEASURE WITH CURT HOCKEMEIER’S FAILED STRATEGY.  PLEASE DON’T REELECT HIM AND HIS SLATE.

IF YOU AGREE AND WISH TO VOTE FOR ROBERT A. MARMON, WILLIAM L. SCHRADER AND JAMES F. LAVIN, YOU MUST EXECUTE AND RETURN THE ENCLOSED [COLOR??] PROXY CARD AND SHOULD NOT EXECUTE OR RETURN THE COMPANY’S PROXY CARD.  SIMPLY DISPOSE OF IT AND ITS ACCOMPANYING MATERIAL.

PLEASE SIGN AND DATE THE ENCLOSED [COLOR??] PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

IF YOU RETURN MORE THAN ONE PROXY CARD THERE IS A RISK THAT YOUR SHARES WILL NOT BE VOTED AS YOU DESIRE, BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO THE ALTMAN GROUP, MR. MARMON’S PROXY AGENT, AT THE ADDRESS ON THE BACK COVER.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE [COLOR??] PROXY CARD FOR ROBERT A. MARMON, WILLIAM L. SCHRADER AND JAMES F. LAVIN.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Under the applicable regulations of the Securities and Exchange Commission, each of Mr. Marmon, Mr. Schrader and Mr. Lavin  is deemed to be a “participant” in our solicitation of proxies.  The name, business address and principal occupation of each of Mr. Marmon, Mr. Schrader and Mr. Lavin appear earlier in this Proxy Statement.

Except as described in this Proxy Statement, neither the Participant nor any of his respective affiliates or associates (together, the “Participant Affiliates”), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a Stockholder.  Furthermore, except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate is a party to any transaction or series of transactions since January 1, 2006, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which the Participant or Participant Affiliate had or will have, a direct or indirect material interest.

Except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or (ii) any transactions to which the Company or any of its affiliates will or may be a party.  Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by the Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.

COST AND METHOD OF SOLICITATION

Mr. Marmon will bear the cost of this solicitation.  While no precise estimate of this cost can be made at the present time, Mr. Marmon currently estimates that he will spend a total of approximately $[________] for our solicitation of proxies, including expenditures for attorneys, solicitors and advertising, printing, transportation and related expenses.  As of [________], 2007, Mr. Marmon has incurred proxy solicitation expenses of approximately $[________].   Mr. Marmon expects to seek reimbursement from the Company for our expenses in connection with this solicitation.  In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone, telecopy, e-mail or the Internet.

Mr. Marmon will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock.  Mr. Marmon will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

Mr. Marmon has retained the proxy solicitation firm of The Altman Group at customary fees, plus reasonable out-of-pocket expenses, to participate in the solicitation of proxies and revocations.  Mr. Marmon also has agreed to indemnify The Altman Group against certain liabilities and expenses.  Mr. Marmon estimates that approximately 25 employees of The Altman Group will be involved in the solicitation of proxies on  behalf of Mr. Marmon.

ADDITIONAL INFORMATION

Certain information regarding common stock held by the Company’s directors, nominees, management and 5% stockholders is contained in the Company’s proxy statement and is incorporated herein by reference.  Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of the Company must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in the Company’s proxy statement and is incorporated herein by reference.

Mr. Marmon assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company’s proxy statement.

  ROBERT A. MARMON

[March __, 2007]

IMPORTANT

PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY.  YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.

If your shares are registered in your own name, please sign, date and mail the enclosed [COLOR??] Proxy Card to The Altman Group in the postage-paid envelope provided today.

2.

If you have previously signed and returned a proxy card to Arbinet–thexchange, Inc., you have every right to change your vote.  Only your latest dated card will count.  You may revoke any proxy card already sent to Arbinet-thexchange, Inc. by signing, dating and mailing the enclosed [COLOR??] Proxy Card in the postage-paid envelope provided.  Any proxy may be revoked at any time prior to the 2007 Annual Meeting by sending a new proxy card to The Altman Group or the Secretary of Arbinet-thexchange, Inc., or by voting in person at the 2007 Annual Meeting.

3.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a [COLOR??] Proxy Card with respect to your shares and only after receiving your specific instructions.  Accordingly, please sign, date and mail the enclosed [COLOR??] Proxy Card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a [COLOR??] Proxy Card to be issued representing your shares.

4.

After signing the enclosed [COLOR??] Proxy Card do not sign or return the Company’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions about giving your proxy or require assistance, please call toll-free:

The Altman Group

1-800-232-1217

(SAMPLE [COLOR??] PROXY CARD)

IN OPPOSITION TO THE BOARD OF DIRECTORS OF
ARBINET-THEXCHANGE, INC.
PROXY FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ROBERT A. MARMON

The undersigned hereby appoints Robert A. Marmon as proxy for the undersigned with full power of substitution, to vote all shares of beneficial interest of Arbinet-thexchange, Inc. (the “Company”) which the undersigned is entitled to vote at the Company’s 2007 Annual Meeting of Stockholders, and any postponements or adjournments thereof, hereby revoking all prior proxies, on the matters set forth below as follows:

ROBERT A. MARMON RECOMMENDS A VOTE FOR PROPOSAL 1.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED.  IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED FOR THE NOMINEES LISTED BELOW.

[X]

Please mark your votes as in this example.

1.

Election of Robert A. Marmon, William L. Schrader and James F. Lavin as Class III Directors whose terms expire in 2010:

☐ FOR all nominees (except as marked below)	☐ WITHHOLD AUTHORITY for all nominees

(INSTRUCTION:  To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

2.

To act upon any other matters that may properly come before the meeting.

(REVERSE SIDE OF SAMPLE [COLOR??] PROXY CARD)

PLEASE MARK YOUR VOTES (ON REVERSE SIDE), SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

Please sign exactly as your name appears on this Proxy.  When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give your full title.  If a corporation, please sign in full corporate name by President or other authorized officer.  If a partnership, please sign in partnership name by the authorized person.

Date: _______________, 2007

______________________________

Signature of Stockholder

_______________________________

Signature of Stockholder

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